Micromem Technologies Inc.
(A development stage company)

Management's Discussion and Analysis

For the nine-month period ended July 31, 2003

The following discussion and analysis is intended to provide greater details of the results of operations and financial condition of the Company during the period. Certain statements under this caption constitute "forward-looking statements" which are subject to certain risks and uncertainties. The Company's actual results may differ significantly from the results discussed in such forward-looking statements.

The Consolidated Financial Statements and Management's Discussion and Analysis were previously filed with a reporting currency in Canadian dollars. The Consolidated Financial Statements and Management's Discussion and Analysis have been revised to reflect the Company's functional currency which is in United States dollars. Through the consideration of relevant factors, it was determined that the functional currency should continue to be in United States dollars continuously throughout 2003.

Going concern

These consolidated financial statements have been prepared on the "going concern" basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company has incurred substantial losses in its development stage and is still in the development stage. It will be necessary to raise additional funds for the continuing development, testing and commercial exploitation of its technologies. The sources of these funds have not yet been identified and there can be no certainty that sources will be available in the future.

The Company's ability to continue as a going concern is in substantial doubt and it is dependent upon completing the development of its technology for a particular application, achieving profitable operations, obtaining additional financing, and successfully bringing its technologies to the market. The outcome of these matters cannot be predicted at this time. The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business.

1.1 Results of Operations

Nine months ended July 31, 2003 compared to Nine months ended July 31, 2002

The Company had no operating revenue in the period, its only activities being the development of its memory technologies under a research collaboration with the University of Toronto as discussed below. Its only income during the nine month period July 31, 2003 was $17,085 being interest earned on excess funds retained as deposits with banks compared to $108,149 for the same period in 2002. The decrease in revenue is due to the reduced excess cash position in 2003 as compared in 2002 and the reduced interest rates that prevail currently.

Costs and expenses decreased to $824,547 during the nine month period July 31, 2003 from $2,417,823 during the same period in 2002. The primary reason for the reduction in costs relate to the closure of the company's in-house research facilities and continuance through a lower-cost agreement with the University of Toronto.

The Company continued to focus its efforts in progressing the research and development of its memory technologies by incurring $434,319 during the nine month period July 31, 2003 compared to $1,515,098 for the same period in 2002. During the period, Micromem entered into:

?? Infrastructure Agreement with the University of Toronto to fund the assembly of a facility for research and development and fabrication of Magnetic Memory. Under the terms of the agreement, Micromem will contribute Canadian("C") $360,000 of which C$120,000 has been paid in Q1 2003.

?? Also during the period, Micromem entered into a "Collaborative Research Agreement: with Communications and Information Technology Ontario "CITO", the University of Toronto and Dr. Harry Ruda. Under the terms of the agreement, Micromem is to contribute C$92,000 over the period of two years and C$97,600 of in-kind contribution and, CITO is to contribute C$308,000 for research into "High Density Magnetic Memory Device Development". In consideration of such contribution, CITO shall receive a royalty based on revenues received from the sale of products incorporating intellectual property developed under this collaboration agreement for the remaining life of patents issued in connection with such intellectual property.

?? Micromem also entered into an "Equipment Transfer Agreement" with the University of Toronto. Under the terms of the agreement, Micromem provided equipment having an estimated value of C$297,600 to the University for incorporation into its magnetic memory facility for the research and development and fabrication of magnetic memory.

Micromem has now moved the research to the University of Toronto and therefore the costs have substantially reduced; however, the Company's business plan is to continue to maintain all material patents in the United States, including the registration of any new patents as a result fo the research and development carried out at the University of Toronto. The technology development plan calls for a number of milestones and the Company will report on achievement of significant milestones.

Professional Fees decreased 57% to $70,063 for the nine month period ended July 31, 2003 from $161,809 for the same period in 2002. This has been achieved by bringing most of the accounting and legal work in-house and tight cost control over work carried out by external service providers. The costs incurred in this quarter primarily related to the annual filing requirements, annual meeting arrangements and bills relating to the Greenwood Construction litigation that Pageant is involved in.

Wages and salaries decreased 76% to $106,475 for the nine month period ended July 31, 2003 from $437,599 for the same period in 2002 as a result of reduction in employee levels by end of fiscal 2002 and decrease in aggregate salaries paid to remaining employees. The Company will continue to reduce personnel costs as all in-house research employees have been replaced with externally sourced R&D work. The Company does not foresee these costs increasing until there is substantial progress on the research front that will necessitate hiring of additional staff.

Administration expenses decreased 46% to $144,927 for the nine month period ended July 31, 2003 from $269,111 for the same period in 2002 reflecting the results of cost control measures implemented by the Company's management. The trend of reduced administration costs are expected to continue due to the downsizing of operations consequent to the transfer of the R&D effort externally. The increase during this quarter is primarily on account of the annual meeting and all costs relating to that event.

During the six month period ended April 30, 2003, the Company transferred equipment to the University of Toronto pursuant to the Equipment Transfer Agreement discussed above. Under the terms of the agreement, the estimated value of the equipment was set at $200,000 (C$297,600) reflecting fair market value. As a result, the Company previously reported a gain of $133,576 (C$206,282). In order to apply consistent reporting with the Company's audited statements for the year ended October 31, 2003, the gain on disposal of assets have been reclassified, for the nine month period ended July 31, 2003 to research and development expense; and, the Company reported a loss on disposal of assets of $58,302. There was no effect on the net loss for the period for the three and nine month periods ended July 31, 2003 as a result of these reclassifications.

Micromem had a net loss of $807,462 or $0.017 per share in the nine month period ended July 31, 2003, a decrease of 65% over the net loss of $2,309,674 for the same period in 2002 or $0.05 per share.

1.3 Summary of Quarterly Results

Unaudited quarterly financial information

(all amounts in United States dollars)

Quarter ended,	July 31, 2003	April 30, 2003	January 31, 2003	October 31, 2002	July 31, 2002	April 30, 2002	January 31, 2002	October 31, 2001
Total Revenue	$ 642	$ 1,142	$ 15,301	$ 57,743	$ 27,931	$ 66,547	13,671	$ 49,147
Loss for the period	165,261	427,609	214,592	10,423,341	628,603	797,439	883,632	501,722
Loss per share: Basic and diluted	0.004	0.009	0.005	0.22	0.01	0.02	0.02	0.01

Notes:
1. The increase in the loss for the quarter ended October 31, 2002 is due to a $10,000,000 write down of royalty rights, the effect of which is $0.22 per share.

1.4 Liquidity

The Company currently has no cash flow from operations and will have none until it is in a position to either license or directly produce and sell products utilizing its memory technologies.

Micromem currently has no lines of credit in place and must obtain equity financing from investors and from persons who hold outstanding options in order to meet its cash flow needs until it can generate revenues.

As of July 31, 2003 the Company had a cash balance of $234,501. The Company requires additional funds to meet its working capital requirements for the rest of the year. The Company expects any future equity financing to be transacted in US fumds.

Towards this requirement, after the end of the period the Company accepted subscriptions for two private placements for a total of 2,031,250 common shares for gross proceeds of US$162,500. Each common share has a series A warrant attached. Each series A warrant entitles the holder to purchase one additional common share and one series B warrant at $0.08. Each series B warrant entitles the holder to purchase one additional common share at $0.08.

1.5 Capital Resources

Micromem had no material commitments for capital expenditures as of July 31, 2003 or 2002. In March 2001, Micromem and Pageant International (Inc.or limited//) ("Pageant") completed an asset purchase agreement with Estancia Limited and Richard Lienau, which provided for the purchase of all interests and royalties in respect of VEMRAM? technology and all rights, entitlements and interests held by Estancia Limited and Richard Lienau under the Joint Ownership and Licensing Agreement dated as of September 17, 1997. The total consideration payable in respect of the purchased assets is $50 million U.S. dollars in the form of cash and shares. Of this amount, $10 million U.S. dollars was paid at closing through a cash payment of $2.0 million U.S. dollars and the issuance by Micromem of 2,007,831 common shares valued at $3.98 U.S. dollars per share. The balance of $40 million U.S. dollars will be payable in two equal amounts of $20 million U.S. dollars each upon achievement of certain milestones provided that a minimum of 50% of each $20 million U.S. dollars payment shall be in the form of shares of Micromem.

1.6 Off-Balance Sheet Arrangements

The Company is not party to any material off-balance sheet arrangements. In addition, it has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

1.7 Related Party Transactions

In the normal course of business, the Company enters into transactions with companies under common control. Such items are measured at agreed upon exchange amounts and included in the consolidated financial statements.

1.8 Critical accounting policies

Use of estimates:
The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Patents and trademarks:
Patents and trademarks are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When circumstances dictate, an impairment loss is calculated as equal to the excess of the carrying value of the assets over their undiscounted estimated future net cash flow.

Research and development expenses:
Research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under Canadian GAAP. The Company has determined that no development costs have met these criteria at the financial reporting date.

Foreign currency translation:
The functional currency of the Company is the United States dollar. The Company's wholly-owned subsidiaries are integrated foreign operations and therefore, the Company uses the temporal method whereby monetary assets and liabilities are translated into Canadian dollars using the rate of exchange in effect at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at rates of exchange prevailing at the transaction dates. Gains or losses resulting from translation are included in the determination of net loss for the period.

1.9 Outstanding Share Data

The Company has 46,700,937 common shares issued and outstanding as of July 31, 2003. Additionally the Company has granted 5,300,000 stock options with an exercise price of $0.10 to directors, officers and employees under the Company's Employee Stock Option Plan that are yet to be exercised.

1.10 Financial Instruments and Other Instruments

The fair values for all financial assets and liabilities are considered to approximate their carrying values due to their short-term nature. The Company does not have any derivative contracts.

Risk Factors

The Company and the Company's investors face a number of significant risks, which remain substantially unchanged from those described in Part I, item 3-D, *" Risk Factors",* of the Company's 2002 Annual Report on Form 20-F filed with United States Securities and Exchange Commission (and filed with the Ontario, Alberta, British Columbia and Manitoba Securities Commission through "Sedar").

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

Revised Consolidated Balance Sheet

(Expressed in United States dollars)

As at,

	July 31, 2003 [Unaudited]	October 31, 2002 [Audited]
Assets		
Current assets:		
Cash and cash equivalents	$ 234,501	$ 983,939
Term Deposits		
Deposits and other receivables	81,712	193,131
	316,213	1,177,070
Capital assets	6,337	98,654
Patents and trademarks	303,757	307,698
Royalty rights	-	-
	626,307	1,583,422
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	41,866	191,519
Shareholders' equity:		
Share capital:		
Authorized:		
2,000,000 special preference shares, redeemable, voting		
Unlimited common shares without par value		
Issued and outstanding:		
46,700,937 common shares (2002 - 46,700,937)	31,073,787	31,073,787
Contributed surplus	578,891	578,891
Deficit accumulated during the development stage	(31,068,237)	(30,260,775)
	584,441	1,391,903
Commitments and contingencies		
	$ 626,307	$ 1,583,422

See accompanying notes to consolidated financial statements.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

Revised Consolidated Statements of Operations and Deficit
(Expressed in United States dollars)

For the,

	three-month period ended July 31		nine-month period ended July 31,	
	2003	**2002**	**2003**	**2002**
	[unaudited]	[unaudited]	[unaudited]	[unaudited]
Revenue:				
Interest and other income	$ 642	27,931 $	17,085 $	108,149
Costs and expenses (income):				
Administration	60,587	66,202	144,927	269,111
Professional fees	25,198	65,826	70,063	161,809
Wages and salaries	24,729	118,724	106,475	437,599
Research and development	25,197	397,360	434,319	1,515,098
Travel and entertainment	4,052	-	7,510	-
Amortization of patents and trademarks	9,127	-	27,176	-
Amortization of capital assets	3,136	10,063	33,741	28,673
Loss on sale of assets	-	-	58,302	-
Unrealized foreign exchange loss (gain)	13,877	(1,642)	(57,966)	5,533
	165,903	656,533	824,547	2,417,823
Net loss for the period	$ (165,261) $	(628,602) $	(807,462) $	(2,309,674)
Deficit accumulated during the development stage, beginning of period	(30,902,976)	(19,208,832)	(30,260,775)	(17,527,760)
Deficit accumulated during the development stage, end of period	$ (31,068,237) $	(19,837,434) $	(31,068,237) $	(19,837,434)
Loss per share - basic and diluted	$ (0.004) $	(0.014) $	(0.017) $	(0.050)
Weighted average number of shares	46,700,937	46,294,305	46,700,937	46,294,305

See accompanying notes to consolidated financial statements.

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

Revised Consolidated Statement of Cash Flows
(Expressed in United States dollars)

For the,

	three-month period ended July 31,		nine-month period ended July 31,	
	2003	2002	2003	2002
	[unaudited]	[unaudited]	[unaudited]	[unaudited]
Cash flows from operating activities:				
Net loss for the period	$ (165,261)	$ (628,602)	$ (807,462)	$ (2,309,674)
Adjustments to reconcile loss for				
the period to net cash used in operating activities:				
Amortization of patents and trademarks	9,127	-	27,176	-
Amortization of capital assets	3,136	60,920	33,741	154,931
Loss on disposal of capital assets	-		58,302	
Change in non-cash working capital items,				
Decrease (increase) in deposits and other receivables	26,312	90,304	111,419	106,211
Increase (decrease) in accounts payable and accrued liabilities	(69,599)	18,268	(149,653)	(166,806)
Net cash used in operating activities	(196,285)	(459,110)	(726,477)	(2,215,338)
Cash flows from investing activities:				
Capital assets	-	(1,351)	1,962	(29,034)
Proceeds on disposal of capital assets	-	-	(1,688)	-
Patents and trademarks	(1,271)	11,085	(23,235)	(4,787)
Term Deposits	-	-	-	-
Net cash provided by (used in) investing activities	(1,271)	9,734	(22,961)	(33,821)
Cash flows from financing activities:				
Issue of common shares	-	-	-	-
Net cash provided by (used in) financing activities	-	-	-	-
Increase (decrease) in cash and cash equivalents	(197,556)	(449,376)	(749,438)	(2,249,159)
Cash and cash equivalents, beginning of period	432,057	1,756,734	983,939	3,556,517
Cash and cash equivalents, end of period	$ 234,501	$ 1,307,358	$ 234,501	$ 1,307,358
Supplemental cash flow information:				
Interest paid	-	-	-	-
Income taxes paid	-	-	-	$ 26,671

Micromem Technologies Inc.
(A development stage company)

Notes to the Revised Consolidated Financial Statements

For the nine month period ended July 31, 2003

1. Revised Consolidated Financial Statements

The Consolidated Financial Statements were previously filed with a reporting currency in Canadian dollars. These consolidated financial statements have been revised to reflect the Company's functional currency which is in United States dollars. Through the consideration of relevant factors, it was determined that the functional currency should continue to be in United States dollars continuously throughout 2003.

2. Going Concern:

The consolidated financial statements have been prepared on the "going concern" basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company has incurred substantial losses in its development stage. It will be necessary to raise additional funds for the continuing development, testing and commercial exploitation of its technologies. The sources of these funds have not yet been identified and there can be no certainty that sources will be available in the future.

The Company's ability to continue as a going concern is dependent upon completing the development of its technology for a particular application, achieving profitable operations, obtaining additional financing and successfully brining its technologies to the market. The outcome of these matters cannot be predicted at this time. The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business.

3. Summary of significant accounting policies:

These consolidated financial statements have been prepared in accordance with Canadian GAAP and are stated in United States dollars. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2002. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the company's year end audited consolidated financial statements of October 31, 2002.